Makhteshim-Agan Industries Ltd.

                        Consolidated Financial Statements
                                   (Unaudited)
                               As at June 30, 2005
                                (In U.S. Dollars)

                                                 Makhteshim-Agan Industries Ltd.

Financial Statements as at June 30, 2005 (Unaudited)
--------------------------------------------------------------------------------


Contents


                                                                            Page

Auditors' Review Report                                                       2


Unaudited Financial Statement:


Consolidated Balance Sheets                                                   3


Consolidated Statements of Income                                             4


Statements of Changes in Shareholders' Equity                                 5


Consolidated Statements of Cash Flows                                         8


Notes to the Financial Statements                                            11

[KPMG GRAPHIC OMITTED]

      Somekh Chaikin                             Telephone  972 3  684  8000
      KPMG Millennium Tower                      Fax        972 3  684  8444
      17 Ha'arba'a Street, PO Box 609            Internet   www.kpmg.co.il
      Tel Aviv 61006 Israel




The Board of Directors
Makhteshim-Agan Industries Ltd.
-------------------------------


Dear Sirs,


Review of the unaudited interim consolidated financial statements as at June 30, 2005
-----------------------------------------------------------------------

At your request, we have reviewed the interim consolidated balance sheets of Makhteshim-Agan Industries Ltd. and its subsidiaries as at June 30, 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the six-month and three-month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of shareholders' meetings and of meetings of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain subsidiaries, whose assets constitute 5.5% of the total consolidated assets as at June 30, 2005 and whose revenues constitute 7.1% and 9.9% of the total consolidated revenues for the six-month and three-month periods then ended.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, which included reading the review reports of other auditors as stated above, nothing came to our attention which would indicate the necessity of making material modifications to the interim consolidated financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles and in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports)
- 1970.


Somekh Chaikin
Certified Public Accountants (Isr.)

August 8, 2005


           Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------------------

                                                                                      As at             As at              As at
                                                                                    June 30           June 30        December 31
                                                                                       2005              2004               2004
                                                                             --------------    --------------     --------------
                                                                                (Unaudited)       (Unaudited)          (Audited)
                                                                             --------------    --------------     --------------
                                                                             US $ thousands    US $ thousands     US $ thousands
                                                                             --------------    --------------     --------------
Current assets
Cash and cash equivalents                                                            86,156           113,322             40,477
Short-term investments                                                                2,872            15,933              1,563
Trade receivables                                                                   371,892           341,608            369,209
Other receivables                                                                    81,130            63,401             77,219
Inventories                                                                         534,048           336,239            460,870
                                                                             --------------    --------------     --------------

                                                                                  1,076,098           870,503            949,338
                                                                             --------------    --------------     --------------


Long-term investments, loans and receivables                                         20,899            15,993             22,070
                                                                             --------------    --------------     --------------


Fixed assets
Cost                                                                                851,801           802,181            824,544
Less - accumulated depreciation                                                     403,991           372,953            388,805
                                                                             --------------    --------------     --------------

                                                                                    447,810           429,228            435,739
                                                                             --------------    --------------     --------------

Other assets and deferred charges

Cost                                                                                779,351           706,072            743,310
Less - accumulated amortization                                                     249,059           187,436            215,890
                                                                             --------------    --------------     --------------

                                                                                    530,292           518,636            527,420
                                                                             --------------    --------------     --------------


                                                                             --------------    --------------     --------------


                                                                                  2,075,099         1,834,360          1,934,567
                                                                             ==============    ==============     ==============












                                                                                                 Makhteshim-Agan Industries Ltd.


--------------------------------------------------------------------------------------------------------------------------------

                                                                                      As at             As at              As at
                                                                                    June 30           June 30        December 31
                                                                                       2005              2004               2004
                                                                             --------------    --------------     --------------
                                                                                (Unaudited)       (Unaudited)          (Audited)
                                                                             --------------    --------------     --------------
                                                                             US $ thousands    US $ thousands     US $ thousands
                                                                             --------------    --------------     --------------
Current liabilities
Credit from banks                                                                   174,758           141,029            140,021
Trade payables                                                                      343,677           256,712            325,945
Other payables                                                                      221,427           164,963            192,405
Proposed dividend                                                                    18,300            13,500             11,200
                                                                             --------------    --------------     --------------

                                                                                    758,162           576,204            669,571
                                                                             --------------    --------------     --------------


Long-term liabilities
Loans from banks                                                                     30,182           146,535             93,023
Convertible debentures                                                                    -           150,000            150,000
Other long-term liabilities                                                           9,810            28,116              9,337
Deferred taxes, net                                                                  74,350            52,043             54,354
Employee severance benefits, net                                                     25,649            25,817             26,709
                                                                             --------------    --------------     --------------

                                                                                    139,991           402,511            333,423
                                                                             --------------    --------------     --------------

Minority interest                                                                    26,649             8,935             18,756
                                                                             --------------    --------------     --------------

Convertible debentures                                                               50,770            54,611             38,322
                                                                             --------------    --------------     --------------

Shareholders' equity                                                              1,099,527           792,099            874,495
                                                                             --------------    --------------     --------------




                                                                             --------------    --------------     --------------

                                                                                  2,075,099         1,834,360          1,934,567
                                                                             ==============    ==============     ==============



  ---------------------------------------     ---------------------------------------     --------------------------------------
                Danny Biran                                Shlomo Yanai                               Eli Assraf
    Chairman of the Board of Directors               Chief Executive Officer                   Chief Financial Officer


Date of approval of the financial statements:  August 8, 2005


The accompanying notes are an integral part of the financial statements.

                                                                                                                               3


                                                                                             Makhteshim-Agan Industries Ltd.

Consolidated Statements of Income
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     For the
                                             For the six months ended           For the three months ended        year ended
                                     --------------------------------     --------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2005              2004               2005              2004              2004
                                     --------------    --------------     --------------    --------------    --------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------    --------------     --------------    --------------    --------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                     --------------    --------------     --------------    --------------    --------------
Revenues                                    933,512           766,570            416,538           352,092         1,539,702
Cost of sales                               563,188           475,105            251,295           218,798           943,908
                                     --------------    --------------     --------------    --------------    --------------

Gross profit                                370,324           291,465            165,243           133,294           595,794
                                     --------------    --------------     --------------    --------------    --------------

Expenses

Research and development, net                 9,714             8,482              4,939             4,325            19,480
Selling and marketing                       131,891            99,822             61,094            49,020           220,212
General and administrative                   33,262            32,843             13,776            15,039            66,915
                                     --------------    --------------     --------------    --------------    --------------
                                            174,867           141,147             79,809            68,384           306,607
                                     --------------    --------------     --------------    --------------    --------------

Operating profit                            195,457           150,318             85,434            64,910           289,187

Financing expenses, net                      17,833            13,302             12,433             5,856            27,571
                                     --------------    --------------     --------------    --------------    --------------

Income before other
 expenses, net                              177,624           137,016             73,001            59,054           261,616

Other expenses, net                          24,760            21,941             11,344            10,463            42,735
                                     --------------    --------------     --------------    --------------    --------------

Income before taxes on income               152,864           115,075             61,657            48,591           218,881

Taxes on income                              34,821            28,991              8,761             7,571            52,334
                                     --------------    --------------     --------------    --------------    --------------

Income after taxes on income                118,043            86,084             52,896            41,020           166,547

Minority interest in earnings
 of subsidiaries, net                        (4,736)             (348)            (2,737)             (462)           (1,020)
                                     --------------    --------------     --------------    --------------    --------------

Net income from continuing
 operations                                 113,307            85,736             50,159            40,558           165,527

Cumulative effect as at the
 beginning of the year of
 change in accounting
 method                                      (2,025)                -                  -                 -                  -
                                     --------------    --------------     --------------    --------------    --------------

Net income                                  111,282            85,736             50,159            40,558           165,527
                                     ==============    ==============     ==============    ==============    ==============




                                                US$               US$                US$               US$               US$
                                     --------------    --------------     --------------    --------------    --------------

Income per share
Basic income per NIS 1
 par value of shares                           0.24              0.20               0.10              0.10              0.39
                                     ==============    ==============     ==============    ==============    ==============


The accompanying notes are an integral part of the financial statements.

                                                                                                                           4



                                                                                   Makhteshim-Agan Industries Ltd.

Statements of Changes in Shareholders' Equity
------------------------------------------------------------------------------------------------------------------


                                                                                    Receipts from
                                                          Share       Premium on      issuance of          Capital
                                                        capital           shares          options         reserves
                                                    (Unaudited)      (Unaudited)      (Unaudited)      (Unaudited)
                                                  -------------    -------------    -------------    -------------
                                                  US$ thousands    US$ thousands    US$ thousands    US$ thousands
                                                  -------------    -------------    -------------    -------------
Six-month period ended June 30, 2005
Balance as at December 31, 2004                         109,258         417,487             3,009          (2,568)
Options exercised                                           699           7,183              (683)              -
Employee options exercised                                  167            (167)                -               -
Realization of company shares held by
 subsidiary                                                   -           2,324                 -               -
Conversion of convertible debentures                      6,875         129,388                 -               -
Adjustments deriving from translation of
 financial statements of investee companies                   -               -                 -           (2,560)
Dividend paid                                                 -               -                 -               -
Proposed dividend                                             -               -                 -               -
Proposed dividend subsequent to
 balance sheet date                                           -               -                 -               -
Net income                                                    -               -                 -               -
                                                  -------------    -------------     -------------    -------------
Balance as at June 30, 2005                             116,999         556,215             2,326           (5,128)
                                                  =============    =============     =============    =============

Six-month period ended June 30, 2004
Balance as at December 31, 2003                         103,793         369,543             3,912           (5,393)
Options exercised                                           303           3,276              (303)               -
Employee options exercised                                  271            (271)                -                -
Realization of company shares held by
 subsidiary                                                   -           3,304                 -                -
Conversion of convertible debentures                      2,268          20,875                 -                -
Adjustments deriving from translation of
 financial statements of investee companies                   -               -                 -             (397)
Dividend paid                                                 -               -                 -                -
Proposed dividend                                             -               -                 -                -
Proposed dividend subsequent to
 balance sheet date                                           -               -                 -                -
Net income                                                    -               -                 -                -
                                                  -------------    -------------     -------------     -------------
Balance as at June 30, 2004                             106,635         396,727             3,609            (5,790)
                                                  =============    =============     =============     =============

[TABLE CONTINUED]



                                                       Proposed
                                                       dividend
                                                  subsequent to                         Shares of
                                                        balance         Retained     Company held
                                                     sheet date         earnings    by subsidiary            Total
                                                    (Unaudited)      (Unaudited)      (Unaudited)      (Unaudited)
                                                  -------------    -------------    -------------    -------------
                                                  US$ thousands    US$ thousands    US$ thousands    US$ thousands
                                                  -------------    -------------    -------------    -------------
Six-month period ended June 30, 2005
Balance as at December 31, 2004                          12,700          345,841          (11,232)         874,495
Options exercised                                             -                -                -            7,199
Employee options exercised                                    -                -                -                -
Realization of company shares held by
 subsidiary                                                   -                -            1,524            3,848
Conversion of convertible debentures                          -                -                -          136,263
Adjustments deriving from translation of
 financial statements of investee companies                   -                -                -           (2,560)
Dividend paid                                           (12,700)               -                -          (12,700)
Proposed dividend                                             -          (18,300)               -          (18,300)
Proposed dividend subsequent to
 balance sheet date                                      15,000          (15,000)               -                -
Net income                                                    -          111,282                -          111,282
                                                  -------------    -------------    -------------    -------------
Balance as at June 30, 2005                              15,000          423,823           (9,708)       1,099,527
                                                  =============    =============    =============    =============

Six-month period ended June 30, 2004
Balance as at December 31, 2003                           7,200          229,914          (15,428)         693,541
Options exercised                                             -                -                -            3,276
Employee options exercised                                    -                -                -                -
Realization of company shares held by
 subsidiary                                                   -                -            4,196            7,500
Conversion of convertible debentures                          -                -                -           23,143
Adjustments deriving from translation of
 financial statements of investee companies                   -                -                -             (397)
Dividend paid                                            (7,200)               -                -           (7,200)
Proposed dividend                                             -          (13,500)               -          (13,500)
Proposed dividend subsequent to
 balance sheet date                                      12,200          (12,200)               -                -
Net income                                                    -           85,736                -           85,736
                                                  -------------    -------------    -------------    -------------
Balance as at June 30, 2004                              12,200          289,950          (11,232)         792,099
                                                  =============    =============    =============    =============


The accompanying notes are an integral part of the financial statements.

                                                                                                                 5


                                                                                   Makhteshim-Agan Industries Ltd.

Statements of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------


                                                                                    Receipts from
                                                                      Premium on      issuance of          Capital
                                                  Share capital           shares          options         reserves
                                                    (Unaudited)      (Unaudited)      (Unaudited)      (Unaudited)
                                                  -------------    -------------    -------------    -------------
                                                  US$ thousands    US$ thousands    US$ thousands    US$ thousands
                                                  -------------    -------------    -------------    -------------
Three-month period ended June 30, 2005
Balance as at March 31, 2005                            110,703          437,501            2,589           (3,693)
Options exercised                                           269            2,780             (263)               -
Employee options exercised                                   81              (81)               -                -
Conversion of convertible debentures                      5,946          116,015                -                -
Adjustments deriving from translation of
 financial statements of investee companies                   -                -                -           (1,435)
Proposed dividend                                             -                -                -                -
Proposed dividend subsequent to
 balance sheet date                                           -                -                -                -
Net income                                                    -                -                -                -
                                                  -------------    -------------    -------------    -------------
Balance as at June 30, 2005                             116,999          556,215            2,326           (5,128)
                                                  =============    =============    =============    =============

Three-month period ended June 30, 2004
Balance as at March 31, 2004                            104,692          377,686            3,781           (5,520)
Options exercised                                           170            1,859             (172)               -
Employee options exercised                                  221             (221)               -                -
Realization of company shares held by
 subsidiary                                                   -            3,304                -                -
Conversion of convertible debentures                      1,552           14,099                -                -
Adjustments deriving from translation of
 financial statements of investee companies                   -                -                -             (270)
Proposed dividend                                             -                -                -                -
Proposed dividend subsequent to
 balance sheet date                                           -                -                -                -
Net income                                                    -                -                -                -
                                                  -------------    -------------    -------------    -------------
Balance as at June 30, 2004                             106,635          396,727            3,609           (5,790)
                                                  =============    =============    =============    =============


The accompanying notes are an integral part of the financial statements.

[TABLE CONTINUED]



                                                       Proposed
                                                       dividend
                                                  subsequent to                         Shares of
                                                        balance         Retained     Company held
                                                     sheet date         earnings    by subsidiary            Total
                                                    (Unaudited)      (Unaudited)      (Unaudited)      (Unaudited)
                                                  -------------    -------------    -------------    -------------
                                                  US$ thousands    US$ thousands    US$ thousands    US$ thousands
                                                  -------------    -------------    -------------    -------------
Three-month period ended June 30, 2005
Balance as at March 31, 2005                             18,300          388,664           (9,708)         944,356
Options exercised                                             -                -                -            2,786
Employee options exercised                                    -                -                -                -
Conversion of convertible debentures                          -                -                -          121,961
Adjustments deriving from translation of
 financial statements of investee companies                   -                -                -           (1,435)
Proposed dividend                                       (18,300)               -                -          (18,300)
Proposed dividend subsequent to
 balance sheet date                                      15,000          (15,000)               -                -
Net income                                                    -           50,159                -           50,159
                                                  -------------    -------------    -------------    -------------
Balance as at June 30, 2005                              15,000          423,823           (9,708)       1,099,527
                                                  =============    =============    =============    =============

Three-month period ended June 30, 2004
Balance as at March 31, 2004                             13,500          261,592          (15,428)         740,303
Options exercised                                             -                -                -            1,857
Employee options exercised                                    -                -                -                -
Realization of company shares held by
 subsidiary                                                   -                -            4,196            7,500
Conversion of convertible debentures                          -                -                -           15,651
Adjustments deriving from translation of
 financial statements of investee companies                   -                -                -             (270)
Proposed dividend                                       (13,500)               -                -          (13,500)
Proposed dividend subsequent to
 balance sheet date                                      12,200          (12,200)               -                -
Net income                                                    -           40,558                -           40,558
                                                  -------------    -------------    -------------    -------------
Balance as at June 30, 2004                              12,200          289,950          (11,232)         792,099
                                                  =============    =============    =============    =============

The accompanying notes are an integral part of the financial statements.

                                                                                                                 6



                                                                                   Makhteshim-Agan Industries Ltd.

Statements of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------


                                                                                    Receipts from
                                                                      Premium on      issuance of          Capital
                                                  Share capital           shares          options         reserves
                                                      (Audited)        (Audited)        (Audited)        (Audited)
                                                  -------------    -------------    -------------    -------------
                                                  US$ thousands    US$ thousands    US$ thousands    US$ thousands
                                                  -------------    -------------    -------------    -------------
Year ended December 31, 2004

Balance as at December 31, 2003                         103,793          369,543            3,912           (5,393)
Employee options exercised                                  578             (578)               -                -
Conversion of convertible debentures
 into shares                                              3,974           35,581                -                -
Options exercised                                           913            9,637             (903)               -
Adjustments deriving from translation of
 financial statements of investee companies                   -                -                -            2,825
Realization of company shares held by a
 subsidiary                                                   -            3,304                -                -
Dividend                                                      -                -                -                -
Proposed dividend                                             -                -                -                -
Proposed dividend subsequent to
 balance sheet date                                           -                -                -                -
Net income for the year ended
 December 31, 2004                                            -                -                -                -
                                                  -------------    -------------    -------------    -------------

Balance as at December 31, 2004                         109,258          417,487            3,009           (2,568)
                                                  =============    =============    =============    =============

[TABLE CONTINUED]



                                                       Proposed
                                                       dividend
                                                  subsequent to                         Shares of
                                                        balance         Retained     Company held
                                                     sheet date         earnings    by subsidiary            Total
                                                      (Audited)        (Audited)        (Audited)        (Audited)
                                                  -------------    -------------    -------------    -------------
                                                  US$ thousands    US$ thousands    US$ thousands    US$ thousands
                                                  -------------    -------------    -------------    -------------
Year ended December 31, 2004

Balance as at December 31, 2003                          7,200          229,914         (15,428)          693,541
Employee options exercised                                   -                -               -                 -
Conversion of convertible debentures
 into shares                                                 -                -               -            39,555
Options exercised                                            -                -               -             9,647
Adjustments deriving from translation of
 financial statements of investee companies                  -                -               -             2,825
Realization of company shares held by a
 subsidiary                                                  -                -           4,196             7,500
Dividend                                                (7,200)         (25,700)              -           (32,900)
Proposed dividend                                            -          (11,200)              -           (11,200)
Proposed dividend subsequent to
 balance sheet date                                     12,700          (12,700)              -                 -

Net income for the year ended
 December 31, 2004                                           -          165,527               -           165,527
                                                  -------------    -------------    -------------    -------------

Balance as at December 31, 2004                         12,700          345,841         (11,232)          874,495
                                                  =============    =============    =============    =============


The accompanying notes are an integral part of the financial statements.

                                                                                                                 7


                                                                                             Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------------------------------------------

                                                                                                                     For the
                                             For the six months ended           For the three months ended        year ended
                                     --------------------------------     --------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2005              2004               2005              2004              2004
                                     --------------    --------------     --------------    --------------    --------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------    --------------     --------------    --------------    --------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                     --------------    --------------     --------------    --------------    --------------
Cash flows generated by operating
 activities:
Net income                                  111,282            85,736             50,159            40,558           165,527
Adjustments to reconcile net income
 to net cash flows generated by
 operating activities (see A. below)         33,810            87,684             82,553           129,463            50,126
                                     --------------    --------------     --------------    --------------    --------------
Net cash inflow generated by
 operating activities                       145,092           173,420            132,712           170,021           215,653

Cash flows generated by investing
 activities:
Acquisition of fixed assets                 (26,559)          (20,994)           (12,273)          (10,106)          (38,823)
Investment grant received                         -                 -                  -                 -               686
Additions to other assets and
 deferred charges, net                      (14,994)          (11,037)           (10,453)           (5,057)          (33,749)
Short-term investments, net                  (1,309)          (14,833)            (1,659)          (15,114)             (463)
Proceeds from disposal of fixed and
 other assets                                   163               494                 94                41               574
Proceeds from sale of long-term
 investments                                      -                 -                  -                 -             2,819
Other long-term investments                       -              (828)                 -              (603)             (828)
Investments in newly consolidated
 companies (see B. below)                    (3,598)         *(57,422)            (3,598)          (51,151)          (72,152)
Acquisition of minority interest
 in subsidiaries                               (970)           (1,056)                 -            (1,056)           (1,056)
                                     --------------    --------------     --------------    --------------    --------------
Net cash outflow generated by
 investing activities                       (47,267)         (105,676)           (27,889)          (83,046)         (142,992)
                                     --------------    --------------     --------------    --------------    --------------

Cash flows generated by financing
 activities:
Receipt of long-term loans from banks           663            23,838                663               528            24,700
Repayment of long-term loans from
 banks and others                           (64,004)         (124,045)           (54,267)          (95,199)         (227,851)
Issuance of convertible debentures,
 less issuance expenses                           -           147,450                  -             4,625           147,450
Increase (decrease) in short-term
 credit from banks, net                      28,004           (40,489)           (11,491)          (39,105)            4,222
Proceeds from exercise of options             7,199             3,276              2,786             1,857             9,647
Dividend to shareholders                    (23,900)          (14,200)           (12,700)           (7,200)          (39,900)
Dividend to minority shareholders
 in subsidiaries                               (108)             (101)              (108)             (101)             (301)
                                     --------------    --------------     --------------    --------------    --------------
Net cash outflow generated by
 financing activities                      (52,146)            (4,271)           (75,117)         (134,595)          (82,033)
                                     --------------    --------------     --------------    --------------    --------------

Increase (decrease) in cash and
 cash equivalents                            45,679            63,473             29,706           (47,620)           (9,372)
Cash and cash equivalents at
 beginning of period                         40,477            49,849             56,450           160,942            49,849
                                     --------------    --------------     --------------    --------------    --------------

Cash and cash equivalents at end
 of the period                               86,156           113,322             86,156           113,322            40,477
                                     ==============    ==============     ==============    ==============    ==============

*  Reclassified


The accompanying notes are an integral part of the financial statements.

                                                                                                                           8


                                                                                             Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------

                                                                                                                     For the
                                             For the six months ended           For the three months ended        year ended
                                     --------------------------------     --------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2005              2004               2005              2004              2004
                                     --------------    --------------     --------------    --------------    --------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------    --------------     --------------    --------------    --------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                     --------------    --------------     --------------    --------------    --------------
A. Adjustments to
   reconcile net income
   to net cash flows
   generated by
   operating activities

Revenues and expenses
 not affecting cash flows:

Depreciation and amortization                48,143            38,954             22,235            18,717            82,624
Adjustments of long-term
 liabilities to banks and others             (2,771)             (922)            (1,468)             (382)            1,791
Minority interest in
 earnings of subsidiaries, net                4,736               348              2,737               462             1,020
Increase (decrease) in
 employee termination
 benefits, net                                 (671)              924               (818)            1,792             1,973
Deferred taxes, net                          17,532             3,758              6,602            (1,570)             (163)
Capital loss on disposal
 of fixed and other assets, net                 960             2,310                596               908               511
Amortization of discount
 on convertible debentures                      282               509                121               210               916
Provision for loss with respect
 to options granted to
 employees of subsidiaries                      850                 -                711                 -             2,090
Gain on issuance of
 subsidiary to a third party                      -              (926)                 -                 -              (926)


Changes in operating assets
 and liabilities:

Decrease (increase) in trade
 and other receivables                         (926)          (29,909)           110,903            93,911           (53,236)
Decrease (increase) in
 inventories                                (60,237)           32,251            (45,335)          (12,339)          (69,345)
Increase (decrease) in trade
 and other payables                          25,912            40,387            (13,731)           27,754            82,871
                                     --------------    --------------     --------------    --------------    --------------

                                             33,810            87,684             82,553           129,463            50,126
                                     ==============    ==============     ==============    ==============    ==============






                                                                                                                           9



                                                                                             Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------

                                                                                                                     For the
                                             For the six months ended           For the three months ended        year ended
                                     --------------------------------     --------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2005              2004               2005              2004              2004
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------    --------------     --------------    --------------    --------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                     --------------    --------------     --------------    --------------    --------------
B. Investment in newly
   consolidated companies

Working capital (excluding
 cash and cash equivalents)                  (1,597)           (6,514)            (1,639)           (6,514)           (6,485)
Fixed assets                                   (223)           (1,171)              (181)           (1,171)           (2,258)
Other assets                                 (8,027)          (58,203)                 -           (58,203)          (63,081)
Long-term liabilities                            77            27,121                 68            27,121            33,896
Goodwill created on
 acquisition                                 (2,173)          (19,884)            (2,173)          (19,884)          (41,851)
Exercise of company shares
 held by a subsidiary                         3,848             7,500                  -             7,500             7,500
Minority interest                             4,497                 -                327                 -             6,398
                                     --------------    --------------     --------------    --------------    --------------

                                             (3,598)          (51,151)            (3,598)          (51,151)          (65,881)

Repayment of liability in
 respect of investee company
 previously acquired                              -            (6,271)                 -                 -            (6,271)
                                     --------------    --------------     --------------    --------------    --------------

                                             (3,598)          (57,422)            (3,598)          (51,151)          (72,152)
                                     ==============    ==============     ==============    ==============    ==============

C. Non-cash activities

Acquisition of other assets                  12,250             8,425                715             5,425             1,516
                                     ==============    ==============     ==============    ==============    ==============

Acquisition of fixed assets                   4,537                 -              2,490                 -             3,904
                                     ==============    ==============     ==============    ==============    ==============








                                                                                                                          10

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2005 (Unaudited)
--------------------------------------------------------------------------------

Note 1 - Financial Reporting Principles and Accounting Policies

         A.       General

         1. These interim financial statements have been prepared in accordance with generally accepted accounting principles applicable to the preparation of interim period financial statements in accordance with Standard No. 14 of the Israel Accounting Standards Institute and with Article 4 of the Securities Regulations (Immediate and Periodic Reports) 1970.

         2. The accounting policies applied in the preparation of these financial statements are consistent with those applied in the audited financial statements as at December 31, 2004.

         3. These financial statements have been prepared in an abridged form as at June 30, 2005, and for the six-month and three-month periods then ended. They should be read in conjunction with the annual financial statements as at December 31, 2004 and for the year then ended, and the notes related thereto.


         B. First time application of accounting standard No.19, Taxes on Income.

         In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income". The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. First time application of the said Standard has a net non-recurring impact, as at January 1, 2005, of decreasing the net income by approximately US$ 2 million, net. The annual financial statements of the Company as at December 31, 2004 disclose in the notes that the anticipated effect of the initial implementation of Standard 19 is an increase in net earnings in the amount of $ 11.6 million. The change is due to the reexamination of Standard 19 with respect to the matter of creating deferred taxes in respect of profits not yet realized from inter-company transactions, following which the Company is of the opinion that the "deferral method" can be continued to be applied, by which the taxes in respect of the unrealized profits should be deferred according to the tax rate of the selling company, in accordance with Opinion 57 of the Institute of Certified Public Accountants in Israel.


         C. Disclosure of effect of new accounting standards in the period prior to their implementation

         In August 2005 the Israel Accounting Standards Board published Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation". The standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances in which financial assets should be offset from financial liabilities. The new standard will apply to periods beginning on January 1, 2006 or thereafter. The standard provides that it is to be adopted on a prospective basis. The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2005 (Unaudited)
--------------------------------------------------------------------------------

Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

         C. Disclosure of effect of new accounting standards in the period prior to their implementation (cont'd)

         The anticipated effect of the initial implementation of the standard on the financial statements of the Company is the separation of convertible debentures into a liability component and into a capital component and the cancellation of provisions for losses in respect of options to employees in subsidiaries.


         D.       Financial statements in US dollars

         The Company and its Israeli subsidiaries maintain their current accounting records in nominal shekels and dollars using a multi-currency system. Since most of the Group's revenues are received in dollar and the principal raw materials and fixed assets are purchased in dollar, the dollar is the principal currency of the economic environment in which the Group operates ("the functional currency"). Accordingly, the dollar is the measurement and reporting currency in these financial statements. It should not be construed that the translated amounts actually represent or can be converted into dollars, unless otherwise indicated in these statements.

         Changes in the representative exchange rate of the U.S. dollar and the Consumer Price Index (CPI) are as follows:

                                                                     Representative    Representative       Representative
                                                                      exchange rate     exchange rate        exchange rate
                                                                      of the U.S. $     of the U.S. $     of the U.S. $ to
                                                             CPI         to the NIS       to the Euro   the Brazilian real
                                                    ------------     --------------    --------------   ------------------
                                                               %                  %                 %                    %
                                                    ------------     --------------    --------------   ------------------
         During the six-month
          period ended:
           June 30, 2005                                   0.50               6.17             12.89               (11.50)
           June 30, 2004                                   1.41               2.69              3.96                 7.55

         During the three-month
          period ended:
           June 30, 2005                                   1.10               4.88              7.20               (11.96)
           June 30, 2004                                   1.51              (0.68)             0.58                 6.83

         During the year ended
          December 31, 2004                                1.21              (1.62)            (7.33)               (8.13)









                                                                                                                          12

                                                                                              Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2005 (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------

Note 2 - Segment Information

         A.       Geographical segments according to location of assets

                                             Israel      Latin America          Europe*        Adjustments       Consolidated
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)        (Unaudited)
                                      -------------      -------------     -------------     -------------      -------------
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                      -------------      -------------     -------------     -------------      -------------
         For the six months
          ended June 30, 2005
         Income                             637,874            138,224           210,133           (52,719)          933,512
         Operating income**                 126,791             15,060            46,014            (2,410)          185,455

         For the six months
          ended June 30, 2004
         Income                             519,038            121,661           192,833           (66,962)          766,570
         Operating income**                  82,880              9,891            41,311             3,334           137,416

         For the three months
          ended June 30, 2005
         Income                             293,841             57,580            79,354           (14,237)          416,538
         Operating income**                  72,439              2,395             9,053            (1,270)           82,617

         For the three months
          ended June 30, 2004
         Income                             251,712             56,848            69,360           (25,828)          352,092
         Operating income**                  33,673              4,925            13,784             7,193            59,575



                                             Israel      Latin America          Europe*        Adjustments       Consolidated
                                          (Audited)          (Audited)         (Audited)         (Audited)          (Audited)
                                      -------------      -------------     -------------     -------------      -------------
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                      -------------      -------------     -------------     -------------      -------------
         For the year ended
         December 31, 2004
         Income                           1,033,327            350,207           290,532          (134,364)        1,539,702
         Operating income**                 146,996             56,764            61,260              (393)          264,627

         *  Mainly products manufactured through non-Group companies.

         ** Includes amortization of goodwill on the acquisition of products and amortization of goodwill arising on the acquisition of subsidiaries.

         B.       Sales by geographic area

                                                                                                                     For the
                                          For the six months ended           For the three months ended           year ended
                                     --------------------------------     --------------------------------    --------------
                                            June 30           June 30            June 30           June 30       December 31
                                               2005              2004               2005              2004              2004
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------    --------------     --------------    --------------    --------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                     --------------    --------------     --------------    --------------    --------------
         Israel                              57,918            51,900            29,141            26,360           103,245
         Latin America                      150,288           148,600            72,665            75,442           428,638
         Europe                             444,086           398,030           174,962           163,458           649,859
         North America                      184,779           102,700            89,465            54,020           198,035
         Other                               96,441            65,340            50,305            32,812           159,925
                                     --------------    --------------     --------------    --------------    --------------
                                            933,512           766,570           416,538           352,092         1,539,702
                                     ==============    ==============     ==============    ==============    ==============





                                                                                                                          13


                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2005 (Unaudited)
--------------------------------------------------------------------------------

Note 3 - Additional Information

         (1) As part of the commitments of the Company and of its subsidiaries under agreements regarding a securitization transaction whereby trade receivables were sold to a foreign company, which was incorporated for this purpose and which was not owned or controlled by the Makhteshim Agan Industries Group, the balance of the trade receivables sold for cash amounted, as at the balance sheet date, to US$ 205.6 million (June 30, 2004 - US$ 150.0 million, December 31, 2004 - US$
                  142.2 million).

                  The maximum expected volume of the financial means available to the acquiring companies for the purpose of purchasing the trade receivables of the consolidated subsidiaries, is about US$ 250 million, on a current basis, such that the amounts to be collected from customers whose debts were sold, will serve to purchase new trade receivables.

         (2) The Company and a subsidiary in Brazil committed to indemnify financial institutions, upon the existence of certain conditions, in respect of credit received by the subsidiary's customers from those financial institutions and which was used for repayment of the debts of those customers to the subsidiary for sales to them.

                  As at the balance sheet date, the amount of the liability to indemnify is US$ 70 million December 31, 2004 - US$ 98 million).

         (3) On March 8, 2005 the Company's Board of Directors decided to adopt a new option plan for officers and employees of the Company and its subsidiaries. Pursuant to the plan, 14,900,000 option warrants exercisable into up to 14,900,000 ordinary shares of the Company of a par value of NIS 1 each were issued on March 14, 2005. Of these, 800,000 option warrants were issued to the CEO of the Company, 9,600,000 to the employees of the Company in Israel, 2,000,000 to the employees of the Company abroad and 2,500,000 were deposited with a trustee for future distribution.

                  Notwithstanding the aforementioned, the assumption of a full exercise of the option warrants is only theoretical, as the offerees who exercise the option warrants will not actually be issued the full amount of the shares deriving from them, but only an amount of shares that reflects the amount of the monetary benefit embodied in the option warrants, meaning the difference between the price of Company's ordinary share on the date of exercise and the exercise price of the option.

                  In accordance with the plan the option warrants are offered to the offerees at no cost. The options were offered to the offerees in three equal portions, and according to the plan the vesting period of the first portion will begin after the third and last vesting period of the employee stock option plan from 2003 (meaning after April 14, 2006).

                  The exercise price determined for the options is as follows:

                  With respect to the options issued to the Company's CEO and eight additional employees (hereinafter - Group A), the exercise price will be equal to the opening price of the Company's shares on April 15, 2006, and if there is no trading on that day - on the first trading date thereafter.

                  With respect to the options issued to the other offerees (hereinafter - Group B), the exercise price will be equal to NIS 25.10 (subject to adjustments in respect of a dividend distribution), which is the opening price of the Company's shares on the stock exchange on the date the decision of the Company's Board of Directors was made (March 8, 2005).

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at June 30, 2005 (Unaudited)
--------------------------------------------------------------------------------

Note 3 - Additional Information (cont'd)

         (3)      (cont'd)

                  With respect to offerees who will be issued options in the future as stated above, the exercise price will be equal to the closing price of the Company's shares immediately prior to the decision to issue the options to them.

                  Subsequent to the balance sheet date, on August 8, 2005, the Company's Board of Directors decided to adjust the exercise price of the options which were issued to Group A such that the exercise price of these options will be equal to the exercise price determined for the options which were issued to Group B. As at the balance sheet date, the exercise price after the aforementioned adjustments is NIS 24.97.

                  The options were issued according to the plan in accordance with the provisions of Section 102 of the Income Tax Ordinance under the capital track.

         (4) During the period of the report, NIS 18,198 thousand par value debentures (Series A) were converted into 1,819 thousand of the Company's ordinary shares of NIS 1 par value. Furthermore in the current period US$ 133,650 thousand par value of the debentures that were allotted in March 2004 in a private placement to institutional investors (hereinafter - "the debentures") were converted into 29,429 thousand shares of the Company of a par value of NIS 1. As a result of the conversion, as stated, the Company's shareholders' increased by about US$ 136 million.

                  Until December 31, 2004 it was not anticipated that The Debentures would be converted and accordingly they were presented according to their liability value as part of the long-term liabilities. As at balance sheet date, management of the Company believes that conversion of The Debentures is probable and accordingly they are presented (together with the Series A debentures) at their liability value as a separate balance sheet item between the long-term liabilities and the shareholders' equity.

         (5) During the period of the report, 3,042 thousand options (Series 1) were exercised for 3,042 thousand of the Company's ordinary shares of NIS 1 par value. As a result of exercise of the options, the Company's shareholders' increased by about US$ 7 million.

         (6) In March 2005, the Company's Board of Directors resolved to distribute an interim dividend, in the amount of US$ 12.7 million, to be paid on June 1, 2005.

                  In May 2005, the Company's Board of Directors decided to distribute an interim dividend, in the amount of $ 18.3 million, to be paid on September 1, 2005.

                  Subsequent to the balance sheet date, in August 2005, the Company's Board of Directors resolved to distribute an interim dividend, in the amount of US$ 15 million, to be paid on November 29, 2005.

         (7) Subsequent to balance sheet date, on July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2005 by which the company tax rate will be reduced in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

                  The current taxes and the deferred taxes balances as at June 30, 2005 are calculated in accordance with the tax rates that were in effect before the aforementioned Amendment. The anticipated effect of the lowering of the tax rate on the deferred taxes balances as at June 30, 2005 is a decrease in taxes on income in the amount of US$ 6.3 million. This effect will be reflected in the financial statements as at September 30, 2005.

                                                                              15